February 1, 2019

Klaus M. Belohoubek
Senior Vice President - General Counsel
Dover Downs Gaming & Entertainment, Inc.
1131 North DuPont Highway
Dover, DE 19901

       Re: Dover Downs Gaming & Entertainment, Inc.
           Preliminary Revised Proxy Statement on Schedule 14A
           Filed December 28, 2018 and January 25, 2019
           File No. 001-16791

Dear Mr. Belohoubek:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities